UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): November 29, 2023

ELLINGTON FINANCIAL INC.
(Exact name of registrant as specified in its charter)

Delaware	001-34569	26-0489289
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
53 Forest Avenue
Old Greenwich, CT 06870
(Address and zip code of principal executive offices)
Registrant's telephone number, including area code: (203) 698-1200
Not Applicable
(Former Name or Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	EFC	The New York Stock Exchange
6.750% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	EFC PR A	The New York Stock Exchange
6.250% Series B Fixed-Rate Reset Cumulative Redeemable Preferred Stock	EFC PR B	The New York Stock Exchange
8.625% Series C Fixed-Rate Reset Cumulative Redeemable Preferred Stock	EFC PR C	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company    ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Item 8.01.    Other Events
On November 29, 2023, Ellington Financial Inc. (the "Company" or "EFC") issued a press release announcing that its Board of Directors has declared an interim monthly dividend of $0.06 per share of common stock, in connection with the previously announced Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Arlington Asset Investment Corp. ("AAIC"), EF Merger Sub Inc. ("Merger Sub"), and solely for the limited purposes set forth in the Merger Agreement, Ellington Financial Management LLC, pursuant to which, subject to the terms and conditions contained therein, AAIC will be merged with and into Merger Sub, with Merger Sub surviving the merger as a wholly-owned subsidiary of the Company (the “Merger”). The Company expects to declare its remaining dividend for the month of December in the ordinary course. The interim monthly dividend is payable on December 13, 2023 to stockholders of record as of December 8, 2023.
A copy of the press release is filed herewith as Exhibit 99.1 to this current report on Form 8-K and the information related to the dividend is incorporated herein by reference.
Item 9.01.    Financial Statements and Exhibits

(d) Exhibits.

99.1   Press release dated November 29, 2023
104 Cover Page Interactive Data File (embedded within the Inline XBRL document)
ADDITIONAL INFORMATION ABOUT THE MERGER
In connection with the proposed Merger, EFC has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-273309) (the "Registration Statement"), which was declared effective by the SEC on November 2, 2023. The Registration Statement includes a prospectus of EFC and a proxy statement of AAIC (the “proxy statement/prospectus”). The proxy statement/prospectus contains important information about EFC, AAIC, the proposed Merger and related matters. EFC and AAIC may file with the SEC other documents regarding the Merger. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus or any other document EFC or AAIC has filed or may file with the SEC in connection with the proposed Merger and related matters. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE RELATED PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED BY EFC AND AAIC WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EFC, AAIC AND THE PROPOSED MERGER. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by EFC with the SEC are also available free of charge on EFC’s website at www.ellingtonfinancial.com. Copies of the documents filed by AAIC with the SEC are also available free of charge on AAIC’s website at www.arlingtonasset.com.
PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER
EFC and AAIC and their respective directors and executive officers and certain other affiliates of EFC and AAIC may be deemed to be participants in the solicitation of proxies from AAIC shareholders in connection with the proposed Merger.
Information about the directors and executive officers of AAIC is available in its Form 10-K, which was filed with the SEC on March 31, 2023, and its Form 10-K/A, which was filed with the SEC on May 1, 2023. Information about the directors and executive officers of EFC is available in the proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus. Shareholders of AAIC should read the proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from EFC or AAIC using the sources indicated above.
NO OFFER OR SOLICITATION
This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed Merger.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical in nature and can be identified by words such as "believe," "expect," "anticipate," "estimate," "project," "plan," "continue," "intend," "should," "would," "could," "goal," "objective," "will," "may," "seek" or similar expressions or their negative forms. Such forward-looking statements include statements regarding EFC’s payment of dividends; the timing of future events; and other statements of management’s beliefs, intentions or goals. These statements are based on EFC’s and AAIC’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. EFC and AAIC can give no assurance that their expectations will be attained. Factors that could cause actual results to differ materially from EFC’s or AAIC’s expectations include, but are not limited to, the risk that the proposed Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the failure to satisfy the conditions to the consummation of the proposed Merger, including the approval of the shareholders of AAIC; risks related to the disruption of management’s attention from ongoing business operations due to the proposed Merger; the effect of the announcement of the proposed Merger on the operating results and businesses generally of EFC and AAIC; the outcome of any legal proceedings relating to the proposed Merger; the ability to successfully integrate the businesses following the proposed Merger; changes in interest rates or the market value of EFC’s or AAIC’s investments; market volatility; changes in mortgage default rates and prepayment rates; the availability and terms of financing; changes in government regulations affecting the business of EFC or AAIC; the ability of EFC and AAIC to maintain their exclusion from registration under the Investment Company Act of 1940; the ability of EFC and AAIC to maintain their qualification as a REIT; changes in market conditions and economic trends, such as changes to fiscal or monetary policy, heightened inflation, slower growth or recession, and currency fluctuations; and other factors, including those set forth in the section entitled "Risk Factors" in EFC’s most recent Annual Report on Form 10-K and AAIC’s most recent Annual Report on Form 10-K, as amended, and EFC’s and AAIC’s Quarterly Reports on Form 10-Q filed with the SEC, the proxy statement/prospectus and other reports filed by EFC and AAIC with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither EFC nor AAIC undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELLINGTON FINANCIAL INC.

Date:	November 29, 2023	By:	/s/ JR Herlihy
JR Herlihy
Chief Financial Officer